Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: TEPPCO Partners, L.P.
Commission File No.: 333-161185
Enterprise Products Partners L.P. is filing an investors’ fact sheet that discloses a variety of financial, operating and general information regarding the company. In addition, this material contains references to the proposed merger with TEPPCO Partners, L.P. The fact sheet will be posted on our website, www.epplp.com.
Investor Notice
In connection with the proposed merger, Enterprise has filed a registration statement on Form S-4 (Registration No. 333-161185), which includes a preliminary prospectus of Enterprise and a preliminary proxy statement of TEPPCO and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ENTERPRISE, TEPPCO AND THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to security holders of TEPPCO seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Enterprise and TEPPCO, without charge, at the SEC’s website at www.sec.gov. Copies of the registration statement and the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: (i) Investor Relations: Enterprise Products Partners L.P., (866) 230-0745, or (ii) Investor Relations, TEPPCO Partners, L.P., (800) 659-0059.
TEPPCO, its general partner and the directors and management of such general partner may be deemed to be “participants” in the solicitation of proxies from TEPPCO’s security holders in respect of the proposed merger. INFORMATION ABOUT THESE PERSONS AND THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED MERGER CAN BE FOUND IN THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, TEPPCO’S 2008 ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC.

ENTERPRISE PRODUCTS PARTNERS AT A GLANCE

Enterprise Products Partners L.P.

Closing Price 8/10/09	$28.07
Annualized Distribution	$2.18/unit
Yield	7.7%
Ranking on the Fortune 500*	65th

EPD
LISTED
NYSE

* Listed under Enterprise GP Holdings (NYSE:EPE)

SENIOR UNSECURED DEBT RATINGS

Moody's/Standard & Poor's/ Fitch

Baa3/BBB-/BBB-

DISTRIBUTION REINVESTMENT PLAN

- Available to all unitholders
- Currently offers 5% discount on reinvested units

Visit the Investor Relations section at **www.epplp.com** for DRIP prospectus

COMPANY PROFILE

Enterprise Products Partners L.P., is one of the largest publicly traded energy partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, natural gas liquids (NGLs), crude oil and petrochemicals. Enterprise transports natural gas, NGLs and crude oil through approximately 36,000 miles of onshore and offshore pipelines.

Services include natural gas transportation, gathering, processing and storage; NGL fractionation, transportation, storage, import and export terminaling; crude oil transportation; offshore platform services and petrochemical transportation and services.

Enterprise has the only integrated North American natural gas and NGL network complete with import and export services. The system links producers of natural gas and NGLs from the largest supply basins in the United States, Canada and the Gulf of Mexico with the largest consumers of NGLs and international markets.

NGLs (ethane, propane, normal butane, isobutane and natural gasoline) are primarily used by the petrochemical and refining industries as raw materials to produce plastics and other consumer products, and to enhance octane and reduce production costs of motor gasoline. NGLs are also used as residential, commercial and industrial fuels.

PREMIER NETWORK OF MIDSTREAM ENERGY ASSETS

STRONG BUSINESS POSITIONS IN KEY REGIONS



JONAH/PINEDALE
UINTA
PICEANCE
SAN JUAN
MID-CONTINENT
PERMIAN
BARNETT SHALE
HAYNESVILLE
Mt. Belvieu
Eagle Ford
GULF OF MEXICO
Natural Gas Pipelines
NGL Pipelines
Crude Oil Pipelines
Propylene Pipelines
Natural Gas/NGL Storage Facility
Terminal/Storage
Natural Gas Processing/Treating Plant
Propylene/NGL Fractionation Facility
Isomerization Facility
Octane Enhancement Facility
Platform
Import/Export Terminal

KEY ASSETS

- 19,890 miles of natural gas pipelines
- 14,971 miles of NGL and petrochemical pipelines and
- 992 miles of GOM crude oil pipelines
- 157 million barrels of NGL storage capacity
- 27 billion cubic feet of natural gas storage capacity
- 6 offshore hub platforms
- 13 NGL propylene fractionation facilities
- 25 natural gas processing plants

SIGNIFICANT EVENTS

August 2009, Affiliates of EPCO, Inc. which is controlled by Dan L. Duncan, co-founder and chairman, reinvested an additional $75 million of its cash distributions through the partnership's distribution reinvestment plan, bringing the total to $219 million reinvested in 2009.

July 2009, increased the current quarterly cash distribution rate to partners to $0.545 per common unit, a 5.8% increase over the $0.515 per unit quarterly distribution paid with respect to the second quarter of 2008 and the 20th consecutive quarterly increase for the partnership.

June 2009, Enterprise and Enterprise GP Holdings (NYSE:EPE) announced that Enterprise and TEPPCO (NYSE:TPP) entered into definitive agreements to merge and form the largest publicly traded energy partnership with an enterprise value of more than $26 billion. The combined partnership would retain the Enterprise name and would own almost 48,000 miles of pipelines, 200 million barrels of NGL, refined product and crude oil storage capacity, 27 billion cubic feet of natural gas storage capacity and numerous other midstream assets. In the transaction, each TEPPCO unitholder, except for a certain affiliate of EPCO, Inc., would receive 1.24 Enterprise units for each TEPPCO unit. The partnerships expect to complete the merger in the fourth quarter of 2009.

May 2009, announced that the partnership ranks 89th on Barron's annual list of the 500 top-performing companies, a jump of 123 spots over the 2008 survey.

March 2009, Enterprise and Duncan Energy Partners announced the completion of its 174-mile Sherman Pipeline Extension on the Enterprise Texas Intrastate natural gas pipeline system. The 36-inch diameter pipeline has the capacity to transport 1 billion cubic feet per day (Bcf/d) of natural gas from the Barnett Shale to Boardwalk Pipeline Partners, L.P.'s Gulf Crossing pipeline near Sherman, Texas.

March 2009, announced the completion of the partnership's Meeker II natural gas processing plant in the Piceance Basin in Colorado. The expansion doubled the natural gas processing capacity at the Meeker complex to 1.5 Bcf/d with the capability to extract up to 70,000 barrels per day of natural gas liquids. Enterprise also recently expanded the processing capacity of its Shilling and Thompsonville natural gas processing plants in South Texas.

December 2008, Enterprise completed its second drop down transaction by contributing partnership interests in three midstream energy companies to Duncan Energy Partners in a transaction valued at $730 million.

February 2008, Enterprise began processing natural gas at its Pioneer cryogenic processing facility located near the Opal hub in Wyoming. This facility has natural gas processing capacity of 750 mmcf/d and is capable of extracting up to 30,000 bbl/d of natural gas liquids.

November 2007, natural gas volumes at the Independence Hub platform reached 900 mmcf/d. All 15 initial wells are online. Initial volumes began flowing into the Independence platform and pipeline in July 2007.

October 2007, Enterprise began processing natural gas at its Meeker cryogenic facility located in Colorado's Piceance Basin. This state-of-the-art facility can process up to 750 mmcf/d of natural gas and is capable of extracting up to 35 thousand bbl/d of natural gas liquids.

September 2004, Enterprise completed its $6 billion merger with GulfTerra, creating one of the largest publicly traded energy partnerships.

July 2003, implemented a distribution reinvestment plan (DRIP) that is available to all unitholders, including beneficial owners, who may participate through their broker and benefit from a 5 percent discount to the market price.

December 2002, Enterprise amended its partnership agreement to eliminate the general partner's (GP) 50 percent incentive distribution right (IDR), effectively capping IDR at 25 percent. This initiative is unprecedented in the MLP sector.

August 2002, completed a $1.2 billion acquisition of the Mid-America and Seminole NGL pipelines from Williams.

September 1999, completed a $529 million acquisition of Shell Oil Company's Louisiana and Mississippi NGL business and entered into a 20-year natural gas processing agreement to process Shell's current and future production from the Gulf of Mexico.

ENERGY VALUE CHAIN



OFFSHORE PRODUCTION PLATFORM SERVICES
CRUDE OIL PIPELINES
Crude Oil Refining Industry
NATURAL GAS PIPELINES
NATURAL GAS PROCESSING PLANT
Dry Natural Gas (principally methane with ethane)
NATURAL GAS STORAGE
NATURAL GAS PIPELINES
Power Generation
Industrial Fuel
Residential Fuel
Mixed NGLS
To fractionators for separation into NGL purity products
NGL PIPELINE
NGL STORAGE
ETHANE
Petrochemicals
PROPANE
Petrochemicals and Industrial/Residential Fuel
MIXED BUTANES
ISOBUTANE
Gasoline Additives and Petrochemicals
NORMAL BUTANE
Gasoline Additives and Petrochemicals
NATURAL GASOLINE
Motor Gasoline
NGL Fractionation

DIVERSIFIED BUSINESS MIX

L.P. EQUITY STRUCTURE
(Millions of L.P. Units at June 30, 2009)

BENEFICIALLY OWNED BY:	L.P. UNITS	
Public	297	65%
Management*	163	35%
Total L.P. Units Outstanding	460	100%

* *Includes common units beneficially owned by Chairman Dan Duncan.*

GROSS OPERATING MARGIN BY SEGMENT
TWELVE MONTHS ENDED JUNE 30, 2009
$2.1 Billion



NGL Pipelines & Services
Petrochemical Services
Offshore Pipelines & Services
Onshore Pipelines & Services
7%
8%
18%
67%

DISTINGUISHING CHARACTERISTICS AND PERFORMANCE SUMMARY

- **Large, diversified, integrated midstream energy system**
  - Access to the most prolific supply basins and serves the largest energy markets in the United States
- **History of strong fundamentals and financial discipline while executing growth strategy and providing attractive returns**
  - Retained $987 million, or 15 percent, of distributable cash flow (DCF) since initial public offering (IPO) in July 1998
  - Raised distribution rate 20 consecutive quarters; latest increase was 29th since IPO
- **Focus on long-term cost of capital to support value creation**
  - General Partner incentive distribution rights capped at 25 percent saving the partnership $459 million in cash distributions that otherwise would have been paid to the general partners.
- **Management's interest is aligned with investors, evidenced by its substantial ownership of Enterprise units**
  - 35 percent of outstanding units owned by management
  - Purchased approximately $750 million of new equity since IPO in July 1998.
- **Large footprint generates growth opportunities**
  - Well positioned to benefit from the relative value, security and environmental benefits of domestic natural gas/NGL supplies relative to foreign-sourced crude oil

PROVEN TRACK RECORD OF EXECUTING GROWTH STRATEGY
JANUARY 1, 1999 — July 31, 2009



EPD
ALERIAN MLP INDEX
S&P 500
TOTAL RETURN W/ REINVESTED DISTRIBUTIONS
698%
347%
-3%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
JUL 2009

FOCUS ON GROWING THE PARTNERSHIP



TOTAL ASSETS — $BILLIONS
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
35% CAGR
$0.7
$19.0
JUL-98 IPO
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2Q09

LEADING TO INCREASED CASH DISTRIBUTIONS



CASH DISTRIBUTIONS DECLARED PER UNIT
$2.40
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
8% CAGR
$0.93
$2.18
JUL-98 IPO
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2Q09*

*ANNUALIZED

CONDENSED FINANCIAL HIGHLIGHTS

(In $ Millions, Except Per Unit Amounts)	SIX MONTHS ENDED JUNE 30, 2009 (unaudited)	SIX MONTHS ENDED JUNE 30, 2008	TWELVE MONTHS ENDED DECEMBER 31, 2008	TWELVE MONTHS ENDED DECEMBER 31, 2007	TWELVE MONTHS ENDED DECEMBER 31, 2006
Cash (Unrestricted)	$ 65	$ 25	$ 35	$ 40	$ 23
Total Assets	$ 19,023	$ 18,181	$ 17,958	$ 16,608	$ 13,990
Total Debt	$ 9,406	$ 7,768	$ 9,108	$ 6,906	$ 5,296
Partners' Equity	$ 6,309	$ 6,274	$ 6,090	$ 6,134	$ 6,480
Noncontrolling Interest	$ 510	$ 420	$ 389	$ 428	$ 129
Debt to Capitalization[1]	53%	49%	54%	46%	42%
Total Revenues	$ 6,931	$ 12,024	$ 21,906	$ 16,950	$ 13,991
Net Income Attributable to Enterprise	$ 412	$ 523	$ 954	$ 534	$ 601
Diluted Earnings per Unit	$ 0.73	$ 1.03	$ 1.84	$ 0.95	$ 1.20

[1] The calculation of debt to capitalization is adjusted to reflect the partial equity treatment as ascribed by the rating agencies to the Fixed/Floating Rate Junior Subordinated Notes A and B.

KEY INVESTMENT CONSIDERATIONS

- One of the largest publicly traded energy partnerships
- Assets strategically located to serve the most prolific basins for natural gas, crude oil and NGLs in the United States
- Strong business positions and significant cash flows from fee-based businesses across the energy value chain
- Long-standing relationships with major industry participants
- Proven track record of executing growth strategy
  - Rapid expansion since the Company's formation in 1968
  - Completed $6 billion merger with GulfTerra Energy Partners, L.P. in September 2004 (includes $2 billion of debt assumed and refinanced)
  - Expect to generate new cash flows in 2009 and 2010 from approximately $2.6 billion of growth capital projects put in service in late 2008 and 2009.
  - Low cost of capital relative to peers
- History of increasing cash distributions leading to superior attractive total returns which reduces cost of equity capital
- Attractive yield and tax deferral
- Management team with interests aligned with the public partners
  - Management and their affiliates own approximately 35 percent of the limited partner units outstanding
- General Partner's incentive distribution rights are capped at 25 percent compared to 50 percent for most other publicly traded partnerships

Enterprise is a publicly traded partnership which operates in the following ways that are different from a publicly traded stock corporation:

- Unitholders own limited partnership units and receive cash distributions instead of owning shares of common stock and receiving dividends.
- A partnership generally is not a taxable entity and does not pay federal income taxes. All of the annual income, gains, losses, deductions or credits flow through the partnership to the unitholders on a per unit basis.

  The unitholders are required to report their allocated share of these amounts on their income tax returns whether or not any cash distributions are paid by the partnership.
- Cash distributions paid by a partnership to a unitholder are generally not taxable, unless the amount of any cash distributed is in excess of the unitholder's adjusted basis in his partnership interest.
- Generally in late February, Enterprise provides each unitholder a Schedule K-1 tax package that includes each unitholder's allocated share of reportable partnership items and other partnership information necessary to complete their income tax returns. The K-1 provides a unitholder the required tax information for their ownership interest in the partnership, just as a Form 1099-DIV does for a stockholder's ownership interest in a corporation.

Enterprise Products Partners L.P.

HEADQUARTERS
P. O. Box 4324 Houston, TX 77210 713-381-6500

Randy Burkhalter
Vice President, Investor Relations
rburkhalter@epco.com
Toll Free: 866.230.0745

Ronnetta Eaton
Analyst, Investor Relations
reaton@epco.com
www.epplp.com

Visit Enterprise Energy Partners L.P. at its website **www.epplp.com** where you can:

- Learn more about the operations, management, financial performance and history of the Partnership
- Read the latest news releases, listen to the conference calls and view presentations
- Sign up for email alerts for upcoming events and new additions to the website

INVESTOR NOTICE: *In connection with the proposed merger, Enterprise has filed a registration statement on Form S-4 (Registration No. 333-161185), which includes a preliminary prospectus of Enterprise and a preliminary proxy statement of TEPPCO and other materials, with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ENTERPRISE, TEPPCO AND THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to security holders of TEPPCO seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Enterprise and TEPPCO, without charge, at the SEC's website at www.sec.gov. Copies of the registration statement and the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: (i) Investor Relations: Enterprise Products Partners L.P., (866) 230-0745, or (ii) Investor Relations, TEPPCO Partners, L.P., (800) 659-0059.*

TEPPCO, its general partner and the directors and management of such general partner may be deemed to be "participants" in the solicitation of proxies from TEPPCO's security holders in respect of the proposed merger. INFORMATION ABOUT THESE PERSONS AND THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED MERGER CAN BE FOUND IN THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, TEPPCO'S 2008 ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC.

This fact sheet includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 based on the beliefs of the company, as well as assumptions made by, and information currently available to, management. Although Enterprise believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Please refer to the company's latest filings with the Securities and Exchange Commission for a list of factors that may cause actual results to differ materially from those in the forward-looking statements contained in this fact sheet.